                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            -----------------------
                                  SCHEDULE TO
                                (Rule 14d-100)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)
                            -----------------------
                          Wynn's International, Inc.
                       (Name of Subject Company, Issuer)

                                WI Holding Inc.
                          Parker-Hannifin Corporation
                      (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  983195 10 8
                     (CUSIP Number of Class of Securities)
                            -----------------------
                         Thomas A. Piraino, Jr., Esq.
                 Vice President, General Counsel and Secretary
                          Parker-Hannifin Corporation
                            6035 Parkland Boulevard
                          Cleveland, Ohio 44124-4141
                                (216) 896-3000
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Offerors)
                            -----------------------
                                   Copy to:
                            Patrick J. Leddy, Esq.
                          Jones, Day, Reavis & Pogue
                              901 Lakeside Avenue
                             Cleveland, Ohio 44114
                                (216) 586-3939
                            -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on June 22, 2000 as amended on July 11, 2000 (the "Schedule TO") by Parker-Hannifin Corporation, an Ohio corporation (the "Purchaser"), and WI Holding Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("Merger Sub"). The Schedule TO relates to the offer by the Purchaser and Merger Sub to purchase all of the outstanding common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Shares"), of Wynn's International, Inc., a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2000 and as amended on July 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and
(a)(2), respectively. This Amendment No. 2 to the Schedule TO is being filed on behalf of the Purchaser and Merger Sub.

Summary Term Sheet

     The fourth question and answer in the summary term sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     Do you have the financial resources to make payment?

          The Purchaser will provide Merger Sub with the funds required to pay for the shares. The Purchaser will finance the purchase with funds borrowed pursuant to its existing commercial paper program and funds borrowed under an unsecured revolving credit facility. It is expected that funds borrowed under the revolving credit facility will be repaid with funds raised through one or more issuances (depending on market conditions and other factors) of debt securities under the Purchaser's effective "shelf" registration statement currently on file with the SEC, and that the revolving credit facility will be repaid in full by December 15, 2000. The offer is not contingent on obtaining any financing. (See page 32)

Item 4.  Terms of the Offer

     The fifth paragraph of Section 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

          If Merger Sub extends the Offer or if Merger Sub is delayed in its acceptance for payment of or payment (whether before or after Merger Sub's acceptance for payment of Shares) for Shares or Merger Sub is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may retain tendered Shares on behalf of Merger Sub, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, Merger Sub's ability to delay the payment for Shares that is has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer, and by the terms of the Merger Agreement, which require that Merger Sub pay for Shares accepted for payment as soon as reasonably practicable after the Expiration Date. Unless the Offer is terminated or withdrawn, all conditions to the Offer, other than necessary governmental approvals, will be satisfied or waived prior to the expiration date of the Offer.

Item 12.  Source and Amount of Funds

     Section 12 of the Offer to Purchase is hereby amended in its entirety as follows:

          The Offer is not conditioned on any financing arrangements. The total amount of funds required by Merger Sub to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $438.0 million. Merger Sub plans to obtain all funds needed for the Offer and the Merger through capital contributions that will be made by the Purchaser, either directly or through one or more wholly owned subsidiaries of the Purchaser, to Merger Sub. The Purchaser currently anticipates that it will make a portion of these contributions through approximately $190.0 million in funds that it will receive from the issuance of short-term commercial paper notes pursuant to the Purchaser's short-term commercial paper program, which is supported by available 364-day, unsecured lines of credit provided by a syndicate of banks. The commercial paper notes are expected to have an interest rate of approximately 6.50%.

          In addition, the Purchaser has entered into a $250.0 million 364-day, unsecured revolving credit facility with a syndicate of banks led by Bank of America. The interest rate on this borrowing will be 25 basis points over existing LIBOR at the time the borrowing is made. The Purchaser currently intends to repay all funds borrowed under this credit facility on or before December 15, 2000 with the proceeds of one or more issuances (depending on market conditions and other factors) of medium-term notes under an effective shelf registration statement the Purchaser currently has on file with the SEC.

          If Purchaser does not wish to or is unable to obtain the funds as outlined above, it will develop an alternative financing plan.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 13, 2000                 PARKER-HANNIFIN CORPORATION

                                    By: /s/ Duane E. Collins
                                        -------------------------------------
                                        Name: Duane E. Collins
                                        Title: Chairman and Chief Executive
                                               Officer



                                    WI HOLDING INC.

                                    By:  /s/ Thomas A. Piraino
                                         --------------------------------------
                                         Name: Thomas A. Piraino
                                         Title: Vice President, General Counsel
                                                and Secretary

                                 Exhibit Index

*(a)(1)  Offer to Purchase, dated June 22, 2000.
*(a)(2)  Letter of Transmittal.
*(a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)  Notice of Guaranteed Delivery.
*(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)  Joint press release issued by the Purchaser and the Company on
         June 13, 2000.
*(a)(8)  Form of Summary Advertisement, dated June 22, 2000.
*(d)(1) Confidentiality Agreement between the Purchaser and the Company, dated February 7, 2000 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 of the Company filed on June 22, 2000).
*(d)(2) Agreement and Plan of Merger, dated as of June 13, 2000, by and among the Company, the Purchaser and Merger Sub.
*(d)(3) Stockholder Tender Agreement, dated June 13, 2000, by and among the Purchaser, Merger Sub and James Carroll.
*(d)(4) Consulting Agreement, dated as of June 13, 2000, by and between the Purchaser and James Carroll.
*(f)     Section 262 of the Delaware General Corporation Law.


---------
*Previously filed.

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